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SEC 1344          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03)           CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  March 31, 2006
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER
                                                      --------------------------
                                                      CUSIP NUMBER
                                                      --------------------------

(Check One): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form N-SAR / / Form N-CSR

For Period Ended:  October 4, 2003
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/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Fleming Companies, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

1945 Lakepointe Drive
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Address of Principal Executive Office (Street and Number)

Lewisville, Texas 75057
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/  (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 1, 2003 (the "Petition Date"), Fleming Companies, Inc. ("Fleming") and certain of its subsidiaries filed petitions under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Prior to the Petition Date, Fleming filed a Form 12b-25 to delay the filing of its Annual Report on Form 10-K (the "2002 Form 10-K") for the fiscal year ended December 28, 2002. Since the Petition Date, Fleming has not filed its 2002 Form 10-K, or its quarterly report on Form 10-Q for either its first quarter ended April 19, 2003 (the "First Quarter Form 10-Q") or its second quarter ended July 12, 2003 (the "Second Quarter Form 10-Q"). On November 3, 2003, Fleming filed a Form 8-K which stated that Fleming's equity securities, including shares of Fleming common stock, have little or no value, and that it is highly likely that all existing equity securities of Fleming will be completely extinguished and canceled under any plan of reorganization proposed by Fleming.

To date, Fleming has not secured the appointment of its independent public accountants through the Bankruptcy Court proceedings. As a result, Fleming will be unable to file its 2002 Form 10-K, its First Quarter Form 10-Q, its Second Quarter Form 10-Q, its quarterly report on Form 10-Q for its third quarter ended October 4, 2003 and any other future financial reports required by the Securities Exchange Act of 1934, as amended, unless and until the Bankruptcy Court approves the retention by Fleming of independent accountants and such accountants enter into an engagement agreement with Fleming.

                        (Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rebecca A. Roof                         (972)      906-8000
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               (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                         Yes /  / No /x/

The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002, the Company's Quarterly Report on Form 10-Q for its first quarter ended April 19, 2003 and the Company's Quarterly Report on Form 10-Q for its second quarter ended July 12, 2003 have not yet been filed.
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes /x/ No /  /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced, Fleming's Audit and Compliance Committee has been conducting an independent investigation into certain of Fleming's accounting and disclosure practices. However, Fleming has sold substantial parts of its operations, and any amounts reportable for this time period in 2003 would not allow a meaningful comparison with Fleming's previously reported results for the prior year.

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                            Fleming Companies, Inc.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  November 19, 2003                   By  /s/ Rebecca A. Roof
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                                              Rebecca A. Roof
                                              Interim Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).